October 12, 2022

VIA Email: Countrymanv@sec.gov

Vanessa Countryman
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Vanessa Countryman, Secretary of the SEC

Re: Resignation and Waiver of Deferred Fee by RBC Capital Markets, LLC in
Connection with Pathfinder Acquisition Corporation Initial Public Offering

Dear Ms. Countryman,

RBC Capital Markets, LLC ("RBC") previously served as one of the underwriters for Pathfinder Acquisition Corporation ("Pathfinder") in its initial public offering (the "IPO"). On October 12, 2022, RBC provided notice to Pathfinder that RBC is resigning and refusing to act as underwriter, and is gratuitously and without any consideration waiving any entitlement to its portion of the deferred underwriting fee that accrued from its participation in Pathfinder's IPO, as reflected in the underwriting agreement, dated on or about February 16, 2021. RBC will not participate in any aspect of any proposed business combination between Pathfinder and any other entity, and Pathfinder has no other contractual relationship with RBC.

This letter is being furnished by RBC to the Securities and Exchange Commission pursuant to Section 11(b) of the Securities Act of 1933 to disclaim any responsibility by RBC for any part of any registration statement filed with respect to any de-SPAC transaction by Pathfinder, including any amendments thereto.

Please contact me at (212)301-1524 or email me at amir.emami@rbccm.com if you have any questions or require further information.

Sincerely,

Amir Emami
Managing Director
RBC Capital Markets, LLC